                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 11-K

                 ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE

                         SECURITIES EXCHANGE ACT OF 1934

(Mark One)

[X] Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No fee required, effective October 7, 1996)

                 For the fiscal year ended December 31, 2002 or
                                           -----------------

[ ] Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No fee required)

             For the transition period from __________ to __________


                         Commission file number 0-25033
                                                -------




      A. Full title of the plan and the address of the plan, if different from that of the issuer named below:


                        The Banc Corporation 401(k) Plan

      B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


                              The Banc Corporation
                            17 North Twentieth Street
                            Birmingham, Alabama 35203

The Banc Corporation 401(k) Plan

Audited Financial Statements and Supplemental Schedule

As of December 31, 2002 and 2001 and for the year ended December 31, 2002 with Report of Independent Auditors

                        The Banc Corporation 401(k) Plan

             Audited Financial Statements and Supplemental Schedule

    As of December 31, 2002 and 2001 and for the year ended December 31, 2002




                                    CONTENTS

Report of Independent Auditors ..............................     1

Audited Financial Statements

Statements of Net Assets Available for Benefits .............     2
Statement of Changes in Net Assets Available for Benefits ...     3
Notes to Financial Statements ...............................     4


Supplemental Schedule

Schedule H, Line 4i- Schedule of Assets (Held at End of Year)     9


6

                         Report of Independent Auditors

Plan Administrator
The Banc Corporation 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of The Banc Corporation 401(k) Plan as of December 31, 2002 and 2001, and the related statement of changes in net assets available for benefits for the year ended December 31, 2002. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2002 and 2001, and the changes in its net assets available for benefits for the year ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2002, is presented for purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.


                                    /s/ Ernst & Young

Birmingham, Alabama
June 12, 2003

                        The Banc Corporation 401(k) Plan

                 Statements of Net Assets Available for Benefits

                                            DECEMBER 31
                                      -------------------------
                                        2002            2001
                                        ----            ----
ASSETS

Investments, at fair value            $5,205,654     $4,481,286
Employer contributions receivable        298,159        255,192
                                      ----------     ----------
Net assets available for benefits     $5,503,813     $4,736,478
                                      ==========     ==========



See accompanying notes.

                        The Banc Corporation 401(k) Plan

            Statement of Changes in Net Assets Available for Benefits

                                                             YEAR ENDED
                                                             DECEMBER 31,
                                                                  2002
                                                                  ----

ADDITIONS

Company contributions                                      $   110,772
Participant contributions                                      815,440
Interest and dividends                                          75,335
Transfer-in/rollover                                            25,301
                                                           -----------
                                                             1,026,848

DEDUCTIONS

Benefits paid to participants                                  144,344
Administrative expenses                                          7,289
                                                           -----------
                                                               151,633

Net depreciation in fair value of investments                 (107,880)
                                                           -----------
Net increase                                                   767,335

Net assets available for benefits at beginning of year       4,736,478
                                                           -----------
Net assets available for benefits at end of year           $ 5,503,813
                                                           ===========



See accompanying notes.

                        The Banc Corporation 401(k) Plan

                          Notes to Financial Statements

                                December 31, 2002

1.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

The financial statements of The Banc Corporation 401(k) Plan (the Plan) have been prepared in conformity with accounting principles generally accepted in the United States.

INVESTMENT VALUATION

Investments in The Banc Corporation's (the Company's) common stock is traded on the Nasdaq Stock Market under the trading symbol, "TBNC" and is valued using the closing price on the last business day of the plan year. Cash and cash equivalents are stated at fair value, which is approximated by cost. Investments in the pooled separate accounts are stated at fair value based on participation units owned by the Plan. Fair values of the participation units owned by the Plan in the pooled separate accounts are based on quoted redemption values on the last business day of the Plan year as determined by Provident Financial Advisors (the Custodian).

USE OF ESTIMATES

The preparation of financial statements in accordance with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

RESTATEMENT

2001 net assets available for benefits of $4,736,478 have been restated to include an employer contribution receivable of $187,384. 2001 net assets available for benefits were previously reported at $4,549,094.

                        The Banc Corporation 401(k) Plan

2.    DESCRIPTION OF THE PLAN

The following description of the Plan provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

GENERAL

The Plan is a contributory defined contribution plan which covers employees of the Company who have completed one year of service with 1,000 or more hours and have attained age 21. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

CONTRIBUTIONS

Each year, participants may contribute up to 15% of pretax annual compensation limited to $11,000, as defined in the Plan. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. The Company may, at its discretion, match participants' contributions each year up to a maximum of 6% of salary-deferred contributions. The Company contributed $110,772 to the Plan in 2002.

VESTING

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company contribution portion of their accounts plus actual earnings thereon is based on years of continuous service. A participant is 100 percent vested after five years of credited service.

                        The Banc Corporation 401(k) Plan

2.    DESCRIPTION OF THE PLAN (CONTINUED)

PARTICIPANT ACCOUNTS

Each participant's account is credited with the participant's contributions and allocations of (a) the Company's contributions and (b) Plan earnings, and is charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. Forfeited balances of terminated participants' nonvested accounts are used to reduce the Company's discretionary matching contributions in accordance with the Plan agreement. During 2002, forfeitures of $16,154 were used to reduce the Company's discretionary matching contributions. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

PARTICIPANT LOANS

Participants may borrow from their fund accounts up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms range from 1-5 years unless the loan is for the purchase of a primary residence. In such case, the term of the loan shall be determined by the Company based on maturity dates for similar loans in the local area. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates as determined by the Plan administrator. Principal and interest are paid ratably through monthly payroll deductions.

PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

PAYMENT OF BENEFITS

Upon termination of service, death, disability, or retirement, a participant may receive a lump-sum amount equal to the vested value of his or her account, or periodic equal installments for a period not to exceed the joint and last survivor life expectancy of the participant and the participant's beneficiary.

                        The Banc Corporation 401(k) Plan

2.    DESCRIPTION OF THE PLAN (CONTINUED)

ADMINISTRATIVE EXPENSES

The Company pays all administrative expenses, other than custodial fees, on behalf of the Plan. Custodial fees are paid by the Plan.

3.    PARTIES-IN-INTEREST TRANSACTIONS

Provident Bank is the custodian for the plan's investments. Certain plan investments are units of pooled separate accounts managed by Federated Retirement Services, the recordkeeper. One of the investment vehicles in the Plan is The Banc Corporation common stock. The Company pays for all legal, accounting and other services on behalf of the Plan.

4.    INCOME TAX STATUS

The Plan has not received a determination letter from the Internal Revenue Service stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the "Code"). However, the plan administrator believes that the Plan is qualified and, therefore, the related trust is exempt from taxation.

5.    INVESTMENTS

During 2002, the Plan's investments (including investments bought, sold, as well as held during the year) appreciated (depreciated) in fair value as determined by quoted market prices as follows:


The Banc Corporation common stock     $ 156,914
Pooled separate accounts               (264,794)
                                      ---------
                                      $(107,880)
                                      =========

The fair value of individual investments that represent 5% or more of the Plan's net assets at December 31, 2002 is as follows:


Federated Capital Preservation        $  904,960
Federated Capital Appreciation           784,123
Federated Total Return                 2,445,495
The Banc Corporation common stock        782,984

                              Supplemental Schedule

                        The Banc Corporation 401 (k) Plan

                                Plan Number: 001

                   Employer Identification Number: 63-1201350

                               Schedule H, Line 4i

                    Schedule of Assets (Held at End of Year)

                                December 31, 2002



                                         (C) DESCRIPTION OF INVESTMENT
            (B) IDENTITY OF ISSUE,       INCLUDING MATURITY DATE, RATE
         BORROWER, LESSOR, OR SIMILAR    OF INTEREST, COLLATERAL, PAR         (D)                (E) CURRENT
(A)                PARTY                     OR MATURITY VALUE                COST                    VALUE
---                -----                     -----------------                ----                    -----

         Cash and Cash Equivalents:
   *       Provident Bank               Cash Account                       **                    $      2,302


   *       Federated                    Managed Growth & Income            **                           2,356

                                        Managed Growth                     **                           4,065

                                        Managed Income                     **                           9,612

         Company common stock:
   *       The Banc Corporation         Common stock                       $  69,782                  782,984

         Pooled Separate Accounts:
   *       Federated                    Baron Growth Fund                  **                          40,414

                                        Capital Preservation               **                         904,690

                                        Stock Trust                        **                           4,387

                                        Equity FDS                         **                           9,224

                                        Cap Appreciation                   **                        784,123

                                        GNMA- Select Service               **                          18,115

                                        Mid-Cap Index Fund                 **                          21,129

                                        Max-Cap FD                         **                          59,536

                                        International Equity Fund          **                           8,057

                                        Total Return                       **                       2,445,495

                                        International Small Co             **                           4,610

                                        Turner Small Cap                   **                          28,780

                                        Janus Advisor Service Cap
                                        Apprec.                            **                           5,843

                                        American Century Equity Income     **                           4,809
                                                                                                  -----------
                                                                                                    5,140,531

          Participant loans             Interest rates range from
                                          5.25% to 6.25%                   **                          65,123
                                                                                                  -----------
          Total investments                                                                       $ 5,205,654


*     Party-in-interest

**    Column (d) has not been presented, as this information is not applicable.

                                   SIGNATURES

      The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrator of The Banc Corporation 401(k) Plan has duly caused this Annual Report to be signed on its behalf by the undersigned duly authorized officer.

                                          THE BANC CORPORATION 401(K) PLAN

                                          By        /s/ Fred Rogan
                                            ------------------------------------
                                                     Fred Rogan
                                                    Administrator

Dated:  June 30, 2003

                                  EXIBIT INDEX

 Exhibit No.         Exhibit

   (23)             Consent of Ernst & Young LLP.

   (99)-1 Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

   (99)-2 Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002